UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: April 28, 2026
ARRIVED STR, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	88-3444701
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer's telephone number)

www.arrived.com
(Issuer's website)

Arrived Series Oasis; Arrived Series Pointbreak; Arrived Series Hammock; Arrived Series Ace; Arrived Series Cardinal; Arrived Series Orchard; Arrived Series Mirage; Arrived Series Cactus; Arrived Series Opry; Arrived Series Lakeridge; Arrived Series Serenity; Arrived Series Sugarcreek; Arrived Series Palm; Arrived Series Havasu; Arrived Series Regal; Arrived Series Lodge; Arrived Series Myrtle; Arrived Series Kinlani; Arrived Series Hickorybear; Arrived Series Pasquin; Arrived Series Koi; Arrived Series Longbranch; Arrived Series Coolbaugh; Arrived Series Loop; Arrived Series Pickler; Arrived Series Billingswood; Arrived Series Smokey; Arrived Series Solstice; Arrived Series SuiteSpot

(Title of each class of securities issued pursuant to Regulation A)

ITEM 9. OTHER EVENTS

Net Asset Value as of April 25, 2026

As of 8:00 AM Eastern Time, Saturday, April 25, 2026, our net asset value ("NAV") per interest for each series is set in the table below. This NAV per interest shall be effective until updated by us on or about July 25, 2026.

Series	NAV Per Interest
Ace	$8.94
Billingswood	$8.93
Cactus	$7.82
Cardinal	$14.18
Coolbaugh	$9.11
Hammock	$6.60
Havasu	$8.02
Hickorybear	$8.11
Kinlani	$10.38
Koi	$12.79
Lakeridge	$8.58
Lodge	$9.67
Longbranch	$8.90
Loop	$8.35
Mirage	$7.79
Myrtle	$8.57
Oasis	$6.02
Opry	$7.26
Orchard	$9.51
Palm	$6.81
Pasquin	$8.51
Pickler	$11.11
Pointbreak	$7.25
Regal	$7.06
Serenity	$10.56
Smokey	$9.60
Solstice	$8.98
Sugarcreek	$6.46
SuiteSpot	$9.86

The following sets forth the calculation of each series' NAV per interest:

BALANCE SHEET (UNAUDITED) [1]

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock	Havasu
ASSETS
Current assets:
Cash	$13,807	$79	$9,288	$20,274	$4,899	$2,862	$1,441
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	(2,099)	1,000	9,640	(10,797)	4,355	4,634	2,235
Property and equipment, net	989,421	946,278	978,601	762,694	449,203	510,860	1,002,818
Total assets	$1,015,984	$947,357	$997,529	$783,663	$458,457	$518,356	$1,006,494

LIABILITIES
Current liabilities:
Accrued expenses	$940	$28,616	$10,981	$2,909	$3,463	$25,011	$11,468
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	20,316	66,292	20,680	25,125	5,632	8,569	13,124
Tenant deposits	-	-	-	-	-	-	-
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	432,520	-	436,884	306,277	-	224,948	468,366
Total liabilities	$512,775	$319,608	$483,845	$365,411	$60,295	$321,228	$546,758

MEMBERS' EQUITY (DEFICIT)
Members' capital	659,709	1,065,859	663,131	464,093	615,510	543,113	749,949
Accumulated deficit	(156,500)	(438,111)	(149,448)	(45,842)	(217,348)	(345,984)	(290,212)
Total members' equity (deficit)	$503,209	$627,748	$513,684	$418,252	$398,162	$197,129	$459,737
Total liabilities and members' equity (deficit)	$1,015,984	$947,357	$997,529	$783,663	$458,457	$518,356	$1,006,494

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	503,209	627,748	513,684	418,252	398,162	197,129	459,737
Net adjustments to fair value	293,258	372,545	184,792	520,645	250,202	208,600	276,814
TOTAL NET ASSETS	$796,467	$1,000,293	$698,476	$938,897	$648,363	$405,729	$736,550
NET ASSET VALUE PER INTEREST	$8.94	$8.93	$7.82	$14.18	$9.11	$6.60	$8.02

	Hickorybear	Kinlani	Koi	Lakeridge	Lodge	Longbranch	Loop
ASSETS
Current assets:
Cash	$5,960	$38,076	$21,992	$4,452	$18,923	$18,160	$9,063
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	1,645	4,214	5,761	4,909	3,972	5,171	-
Property and equipment, net	701,619	721,368	742,571	543,729	994,413	794,059	655,591
Total assets	$709,223	$763,658	$770,324	$553,090	$1,017,308	$821,935	$664,706

LIABILITIES
Current liabilities:
Accrued expenses	$8,892	$4,125	$4,078	$8,578	$13,183	$9,944	$2,829
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	18,508	12,839	14,671	5,614	17,235	22,196	6,433
Tenant deposits	-	-	-	-	-	-	-
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	280,029	-	-	-
Total liabilities	$84,800	$16,963	$18,749	$342,720	$84,318	$42,840	$58,463

MEMBERS' EQUITY (DEFICIT)
Members' capital	838,720	759,395	843,454	404,681	1,184,614	931,460	778,750
Accumulated deficit	(214,297)	(12,700)	(91,879)	(194,310)	(251,625)	(152,366)	(172,507)
Total members' equity (deficit)	$624,423	$746,695	$751,574	$210,370	$932,990	$779,094	$606,243
Total liabilities and members' equity (deficit)	$709,223	$763,658	$770,324	$553,090	$1,017,308	$821,935	$664,706

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	624,423	746,695	751,574	210,370	932,990	779,094	606,243
Net adjustments to fair value	188,489	274,791	562,873	210,342	446,395	222,220	152,766
TOTAL NET ASSETS	$812,912	$1,021,486	$1,314,447	$420,712	$1,379,385	$1,001,315	$759,009
NET ASSET VALUE PER INTEREST	$8.11	$10.38	$12.79	$8.58	$9.67	$8.90	$8.35

	Mirage	Myrtle	Oasis	Opry	Orchard	Palm	Pasquin
ASSETS
Current assets:
Cash	$3,156	$9,381	$1,323	$3,761	$4,989	$5,261	$4,148
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	37	-	-	(77)	6,076	2,958	2,155
Property and equipment, net	591,786	411,219	928,748	1,022,106	533,371	716,319	483,671
Total assets	$594,980	$420,600	$943,989	$1,025,789	$544,436	$724,539	$489,974

LIABILITIES
Current liabilities:
Accrued expenses	$8,338	$2,291	$4,119	$5,476	$998	$24,079	$3,669
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	14,295	14,606	22,217	18,189	4,861	109,507	7,654
Tenant deposits	-	-	-	-	-	-	-
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	478,196	457,573	-	309,766	-
Total liabilities	$177,533	$16,897	$620,932	$498,138	$32,759	$595,474	$84,023

MEMBERS' EQUITY (DEFICIT)
Members' capital	717,885	547,784	574,444	756,253	704,032	541,348	631,074
Accumulated deficit	(300,438)	(144,081)	(251,388)	(228,602)	(192,355)	(412,284)	(225,123)
Total members' equity (deficit)	$417,447	$403,703	$323,057	$527,651	$511,677	$129,065	$405,951
Total liabilities and members' equity (deficit)	$594,980	$420,600	$943,989	$1,025,789	$544,436	$724,539	$489,974

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	417,447	403,703	323,057	527,651	511,677	129,065	405,951
Net adjustments to fair value	237,604	148,865	117,099	146,502	276,377	302,025	216,888
TOTAL NET ASSETS	$655,051	$552,568	$440,156	$674,153	$788,054	$431,090	$622,839
NET ASSET VALUE PER INTEREST	$7.79	$8.57	$6.02	$7.26	$9.51	$6.81	$8.51

	Pickler	Pointbreak	Regal	Serenity	Smokey	Solstice	Sugarcreek
ASSETS
Current assets:
Cash	$81,660	$11,262	$4,673	$47,569	$10,039	$38,419	$4,112
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	14,978	-	-	(1,769)	(315)	794	3,605
Property and equipment, net	1,072,714	382,337	905,138	1,029,279	713,382	722,433	411,855
Total assets	$1,169,352	$400,612	$909,811	$1,075,079	$723,106	$766,626	$419,572

LIABILITIES
Current liabilities:
Accrued expenses	$3,774	$10,005	$7,263	$7,645	$5,074	$2,607	$7,484
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	18,578	20,955	10,605	15,086	10,534	9,618	6,947
Tenant deposits	-	-	-	-	-	-	-
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	153,623	470,646	488,644	-	-	208,163
Total liabilities	$22,352	$277,083	$501,414	$511,375	$30,508	$12,224	$308,694

MEMBERS' EQUITY (DEFICIT)
Members' capital	1,149,598	379,459	643,559	759,626	849,139	867,072	305,680
Accumulated deficit	(2,598)	(255,930)	(235,162)	(195,921)	(156,541)	(112,671)	(194,801)
Total members' equity (deficit)	$1,147,000	$123,530	$408,397	$563,704	$692,598	$754,401	$110,878
Total liabilities and members' equity (deficit)	$1,169,352	$400,612	$909,811	$1,075,079	$723,106	$766,626	$419,572

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	1,147,000	123,530	408,397	563,704	692,598	754,401	110,878
Net adjustments to fair value	517,451	200,412	159,677	516,262	251,193	169,841	128,103
TOTAL NET ASSETS	$1,664,451	$323,942	$568,074	$1,079,966	$943,791	$924,243	$238,982
NET ASSET VALUE PER INTEREST	$11.11	$7.25	$7.06	$10.56	$9.60	$8.98	$6.46

SuiteSpot
ASSETS
Current assets:
Cash	$5,413
Other receivables	-
Prepaid expenses	-
Deposits	-
Property and equipment, net	880,726
Total assets	$887,152

LIABILITIES
Current liabilities:
Accrued expenses	$4,018
Accounts payable	-
Due to (from) related parties	4,601
Tenant deposits	-
Note payable, related party	-
Mortgage payables	-
Total liabilities	$27,819

MEMBERS' EQUITY (DEFICIT)
Members' capital	1,029,102
Accumulated deficit	(169,769)
Total members' equity (deficit)	$859,333
Total liabilities and members' equity (deficit)	$887,152

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	859,333
Net adjustments to fair value	365,755
TOTAL NET ASSETS	$1,225,088
NET ASSET VALUE PER INTEREST	$9.86

[1] Estimated Balance Sheet as of March 31, 2026.

As described in the section "Description of the Securities Being Offered—Valuation Policies," in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager's internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●

an estimated value of our investments, as determined by the Manager's asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our common shares; and

●

estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over five years and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your interests in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their interests, or holders who repurchase such interests, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest.

As there is no market value for the interests of any series as they are not expected to be listed or traded on any stock exchange (though periodic trading may become available pursuant to our arrangement with North Capital Private Securities ("NCPS"), which is intended to facilitate secondary transactions in interests on an alternative trading system owned and operated by NCPS, as described in the section "Description of Business—Liquidity Platform" in the Offering Circular), our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our interests on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager's asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.

Safe Harbor Statement

The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered "forward-looking statements."  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager's expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "might," "plans," "possible," "potential," "predicts," "projects," "seeks," "should," "will," "would" and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings "Summary – Summary Risk Factors" and "Risk Factors." Should one or more of these risks or uncertainties materialize, or should any of the parties' assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 28, 2026.

ARRIVED STR, LLC

By:	Arrived Fund Manager, LLC
Its:	Managing Member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer